

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2014

Via E-mail
Brian Lane
Chief Executive Officer and President
American Doctors Online, Inc.
200 Mill Road, Suite 350A
Fairhaven, MA 02719

>   **Re: American Doctors Online, Inc.**
>   **Registration Statement on Form 10**
>   **Filed July 18, 2014**
>   **File No. 000-55250**

Dear Mr. Lane:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that this filing will become effective automatically 60 days after the initial filing date. Because the filing was made voluntarily, you should consider withdrawing it before the effective date if comments remain outstanding. If you conclude that you should withdraw your filing due to unresolved comments, you must file your request for withdrawal before the automatic effectiveness date.

2.   Please include updated financial statements pursuant to Rule 8-08 of Regulation S-X. Revise the remainder of the filing accordingly.

Item 1. Business

Overview, page 3

3.   Please disclose the material licensing terms under your Management Services and
        License Agreement, including but not limited to the financial terms of the agreement as
        well as the rights and obligations of each of the parties. Also, file the Management
        Services and License Agreement as an exhibit. See Item 601(b)(10) of Regulation S-K.

4.   The Patent Purchase Agreement in exhibit 10.6 indicates that the "Prior Patents" included
        two patent applications for "System and Method for Delivering Medical Examination,
        Treatment, and Assistance Over a Network." In addition, two additional applications are
        being assigned entitled "Health Care Triage Videoconferencing System" for a total of
        four patents pending. Please reconcile this information with your statement on page 3
        where you state that you have three patents pending.

5.   Please update the information in the first sentence of the fourth paragraph to include data
        for 2013.

6.   In the fifth paragraph in this section you refer to the "management and services contracts"
        that have been in place since 2001. Please tell us whether you have management services
        contracts other than the September 17, 2011 agreement.

Telehealth / Telemedicine Market, page 4

7.   Regarding the industry data and other research you cite in the first paragraph under this
        caption and below the last bullet point on page 6, please provide us with supplemental
        copies of the source of information that you cite and from which the data in the
        prospectus is extracted and mark the copies appropriately to designate the portion you
        rely upon and cross-reference them to the statements in the prospectus.

Intellectual Property, page 5

8.   Please disclose the expiration date of your patents. Refer to Item 101(h)(4)(vii) of
        Regulation S-K.

Our Strategy, page 5

9.   We note that the "three-month Consulting Agreement" entered into on April 15, 2014
        discussed in the last paragraph on page 5 has expired. Please update your disclosure and
        explain whether this agreement has been extended.

Customers, page 6

10.   We note your disclosure on page F-10 that you had two customers who accounted for 43.3% and 65% of sales in 2013 and 2012, respectively. Please tell us what consideration you have given to disclosing the material terms of your agreements or understandings with these customers. Tell us also what consideration you have given to filing these agreements as exhibits given their significance to your business operations.

Government Regulation

Physician Referral Prohibitions, page 8

11.   Please clarify the applicability of the regulations discussed in this section regarding physician referral prohibitions to your business.

Item 1A. Risk Factors, page 9

12.   Please include a risk factor that discloses that your auditors have substantial doubt about the company's ability to continue as a going concern. Consider disclosing here and in the Management's Discussion and Analysis section the amount of additional financing that you will need to obtain in order to continue your operations for at least 12 months.

13.   To the extent that management will be dedicating less than their full time to this business, add a risk factor to this effect and include the number of hours that each manager intends to devote to your operations and any potential conflicts of interest that may arise from business activities of the officers and directors. We note your disclosure at the bottom of page 28 that your directors are not obligated to commit their time and attention exclusively to your business.

We are highly dependent…, page 10

14.   It appears from the Employment Agreements in exhibits 10.3 and 10.4 that they may expire two years from the commencement of employment rather than the date in which the agreement was entered into. Please revise or advise.

The requirement of being a public company…, page 14

15.   Please revise the first sentence to refer to the Securities Exchange Act of 1934.

As a result of becoming a public company…, page 15

16.   Please note that as a smaller reporting company, you are not required to provide the attestation under Item 308(b) of Regulation S-K. Please revise the disclosure in the last paragraph accordingly.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

17.   We note that for your fiscal year end and quarterly results you provide only a tabular presentation with very limited, if any, discussion of your results of operation. Please consider revising to include a narrative that provides a discussion of the business through the eyes of management and that contains an analysis of the underlying reasons for any material changes in your results of operations. Refer to Item 303(a) of Regulation S-K at Release No. 33-8350 (December 29, 2003).

Security Ownership of Certain Beneficial Owners and Management, page 24

18.   Please consider revising the beneficial ownership chart to disclose, by footnote or otherwise, the amount of voting power held by each of the persons listed in the chart on page 30. We note that the holders of Series A convertible preferred stock have significant voting rights that differ from the percentage of beneficial ownership held by each of the shareholders. Your disclosure indicates that each holder of Series A convertible preferred stock has the right to cast 15 votes for each share while holders of your common stock are entitled to one vote for each share.

Involvement in Certain Legal Proceedings, page 25

19.   Please remove the qualification that the disclosure is "[t]o the best of [y]our knowledge."

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 28

20.   We note that you did not provide disclosure under Item 404 of Regulation S-K for the Management Services and License Agreement with PDRx, the Patent Purchase Agreement with Mr. Bulat, or the agreement with Venture Equity, LLC. Please tell us why you believe that these transactions are not covered by Item 404 or provide the required disclosure.

Convertible Promissory Notes, page 28

21.   Please disclose the current and largest aggregate amount of principal outstanding since the date of issuance. Refer to Item 404(a)(5) of Regulation S-K.

Item 8. Legal Proceedings, page 29

22.   Please disclose the name of the court, the date the action was instituted, and the relief sought in the lawsuit against HealthBridge or tell us why you believe such disclosure is not required. Refer to Item 103 of Regulation S-K.

Item 15. Financial Statements and Exhibits, page 37

23.   Please file the patent assignments evidencing the transfer of the four patents described in the table on page 5 to ADOL. Also, file your agreements with ipCapital Group and Premier Purchasing Partners, L.P. or tell us why they are not required to be filed.

24.   We note that you filed a Form of Convertible Promissory Notes. Please file copies of the actual agreements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3453 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Adviser

cc: Via E-mail
        Laura Anthony, Esq.
        Legal and Compliance, LLC